The Andina Group, Inc.

179 South 1950 East

Layton, UT 84040

March 30, 2009

Attn: Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance Mail Stop 3720

Washington DC, 20549

RE:

Comment Letter dated March 23 2009

The Andina Group, Inc.

Amendment No. 4 to Form S-1, filed February 24, 2008

File No. 333-148967

Dear Mr. Spirgel

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our S-1 which is now Amendment 5, in response to your comments which we have submitted via EDGAR in redline format as required. .  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

We note your response to prior comment two from our letter dated November 7, 2008. Despite your statement in paragraph two of your response that you have identified Mr. Green’s affiliates as underwriters, disclosure within your registration statement only identifies Mr. Green as such.

RESPONSE: We revised the language within our registration statement identifying Mr. Green’s affiliates, who are his wife and three minor children, as underwriters.

Shares Eligible for Future Sale, page 19

2

Please disclose how many of the shares registered for sale by the unaffiliated shareholders are currently available for sale under Rule 144

RESPONSE:   All of the 1,144,300 shares registered by non-affiliates are currently available for resale under Rule 144; we have disclosed this information on p.19.

We have amended our registration statement in response to your comments. We are providing you with marked copies by overnight mail to expedite your review, which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Justeene Blankenship at 801-274-1099

Sincerely:

/s/ Burke Green

Burke Green

President